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                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                               ------------------------

                                    SCHEDULE 13E-4
                            ISSUER TENDER OFFER STATEMENT

        (PURSUANT TO SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                                 (AMENDMENT NO. 1)


                                 CTG RESOURCES, INC.
                                   (Name of Issuer)

                               THE ENERGY NETWORK, INC.
                         (Name of Person(s) Filing Statement)

                           COMMON STOCK, WITHOUT PAR VALUE
                            (Title of Class of Securities)

                                      125957100
                        (CUSIP Number of Class of Securities)

                                   JAMES P. BOLDUC
                 EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                               THE ENERGY NETWORK, INC.
                                100 COLUMBUS BOULEVARD
                                  HARTFORD, CT 06103
                                    (860) 727-3000
    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications On Behalf of the Person(s) Filing Statement)

                                   OCTOBER 2, 1997
        (Date Tender Offer First Published, Sent or Given to Security Holders)

                              CALCULATION OF FILING FEE

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           TRANSACTION VALUATION*                       AMOUNT OF FILING FEE
   ----------------------------------------------------------------------------
               $51,999,970.62                                  $10,400
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   *    Calculated solely for purposes of determining the filing fee, based upon the purchase of 1,999,998.87 shares at the tender offer price per share of $26.00, determined by Dutch auction.

   /x/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

   Amount Previously Paid:  $9,720      Filing Party:  The Energy Network, Inc.

   Form or Registration No.:  005-51659 Date Filed:  October 2, 1997
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

       The tender offer commenced on October 2, 1997 and expired on October 30, 1997. The Energy Network, Inc. ("TEN") purchased 1,999,998.87 Shares of Common Stock at $26.00, the price determined by Dutch auction. More Shares were tendered at $26.00 than TEN purchased, and TEN purchased shares based on a proration factor of 0.922, except that TEN purchased all odd lot Shares tendered and all Shares tendered which, if prorated, would have resulted in odd lots.

                                      SIGNATURE

       After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule 13E-4 is true, complete and correct.

                                   THE ENERGY NETWORK, INC.

                                   By:  /s/ JAMES P. BOLDUC
                                   ------------------------------------------
                                        Name: James P. Bolduc
                                        Title: Executive Vice President
                                        and Chief Financial Officer


   Date: November 14, 1997